SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC. 20549


                                    FORM 11-K


                            ANNUAL REPORT PURSUANT TO
                         SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the Fiscal Year ended December 31, 1997

                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

                                       OF

                             GENERAL RE CORPORATION
                          AND ITS DOMESTIC SUBSIDIARIES

                              (full title of plan)



                             General Re Corporation
                                Financial Centre
                              695 East Main Street
                        Stamford, Connecticut 06904-2350


           (Name of issuer and address of principal executive office)

                        FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements - See accompanying Report of Examination of Independent Accountants.

(b)      Exhibit 1 - Consent of Independent Accountants.

                                                    SIGNATURES




The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

               PLAN:                   EMPLOYEES   SAVINGS  AND STOCK OWNERSHIP
                                       PLAN OF  GENERAL  RE CORPORATION AND ITS
                                       DOMESTIC SUBSIDIARIES



               PLAN
               ADMINISTRATOR:          GENERAL RE CORPORATION





By:
              Elizabeth A. Monrad



Date:

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the registration statement of General Re Corporation and subsidiaries on Form S-8 (File number 2-75489) of our report dated June 17, 1998 on our audits of the financial statements and financial statement schedules of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries as of December 31, 1997 and 1996, and for the year ended December 31, 1997, which report is included in this Annual Report on Form 11-K.






New York, New York
June 24, 1998.

                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

                            OF GENERAL RE CORPORATION

                          AND ITS DOMESTIC SUBSIDIARIES


                              Financial Statements

                 For the Years Ended December 31, 1997 and 1996

                           and Supplemental Schedules






























                  EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF
              GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

                   INDEX OF FINANCIAL STATEMENTS AND SCHEDULES


                                                                  Page(s)

Report of Independent Accountants                                   2-3

Financial Statements:

     Statements of Net Assets Available for Plan
     Benefits, with fund information at
     December 31, 1997 and 1996                                     4-5

     Statement of Changes in Net Assets Available
     for Plan Benefits, with fund information
     for the year ended December 31, 1997                           6-7

     Notes to Financial Statements                                 8-19

Supplemental Schedules:

     Line 27a - Schedule of Assets Held for Investment Purposes
     at December 31, 1997                                            20








Schedules other than those listed above have been omitted since they are either not required or are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries:

     We have audited the accompanying statements of net assets available for plan benefits of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries (the "Plan") as of December 31, 1997 and 1996 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 1997, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

     The Schedule of Assets Held for Investment Purposes that accompanies the Plan's financial statements does not disclose the historical cost of the investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.











New York,  New York
June 17, 1998, except for Note 8, as
to which the date is June 19, 1998.


                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
             of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

   STATEMENTS OF NET ASSETS AVAILABLE for PLAN BENEFITS, with fund information
                           December 31, 1997 and 1996



------------------------------------------------------------------------------------------------------------------------------------
                                         General Re    General Re                 PIMCO        PIMCO      Templeton
                                        Corporation    Corporation    Founders    Global       High      Developing       Janus
                                         Preferred      Unitized      Balanced     Bond        Yield       Markets      Worldwide
                                           Stock       Stock Fund       Fund       Fund        Fund         Trust          Fund
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1997
ASSETS:
Allocated Investments, at
 fair value (Note 4)                    $  95,332,626   $30,993,976   $2,742,611  $60,474    $577,107    $1,638,280     $8,189,124

Unallocated Investments, at
 fair value (Note 4)                      268,142,758             -            -        -           -             -              -

Participant loans receivable                        -             -            -        -           -             -              -


Interest-bearing cash                               -       451,828            -        -           -             -              -


------------------------------------------------------------------------------------------------------------------------------------

Total assets                              363,475,384    31,445,804    2,742,611   60,474      577,107     1,638,280      8,189,124
------------------------------------------------------------------------------------------------------------------------------------

LIABILITIES:
Loan payable to General Re Corporation
                                          142,286,776             -            -        -           -             -              -
------------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits
December 31, 1997                        $221,188,608   $31,445,804   $2,742,611  $60,474    $577,107    $1,638,280     $8,189,124
====================================================================================================================================


Number of shares or units                   1,700,231     2,117,345      241,640    6,273      50,009       126,606        216,758
Net asset value per share or unit             $130.09        $14.85       $11.35    $9.64      $11.54        $12.94         $37.78


December 31, 1996
ASSETS:
Allocated Investments, at
 fair value (Note 4)                    $ 63,075,357    $26,654,213     $590,052  $55,185    $347,913      $568,709     $2,785,185

Unallocated Investments, at
 fair value (Note 4)
                                         209,974,134             -            -        -           -             -              -
Participant loans receivable
                                                   -             -            -        -           -             -              -


------------------------------------------------------------------------------------------------------------------------------------

Total assets                             273,049,491     26,654,213      590,052  55,185     347,913        568,709     2,785,185
------------------------------------------------------------------------------------------------------------------------------------

LIABILITIES:

Loan payable to General Re Corporation   144,286,347             -            -        -           -             -              -
------------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits
December 31, 1996                       $128,763,144    $26,654,213     $590,052 $55,185    $347,913      $568,709     $2,785,185
====================================================================================================================================


Number of shares or units                  1,711,907     2,434,175       55,613    5,301      31,064        36,929         82,671
Net asset value per share or unit             $75.22        $10.95       $10.61   $10.41      $11.20        $15.40         $33.69
------------------------------------------------------------------------------------------------------------------------------------






                                                 See Notes to Financial Statements
                                                                 4




                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
             of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

   STATEMENTS OF NET ASSETS AVAILABLE for PLAN BENEFITS, with fund information
                           December 31, 1997 and 1996


-----------------------------------------------------------------------------------------------------------------------------------
                                                                              Fidelity
                                                   Fidelity      Fidelity    Investment    Fidelity
                                     Fidelity      Equity -       Growth       Grade     Intermediate    Fidelity      Fidelity
                                     Magellan       Income       Company        Bond         Bond        Overseas     Real Estate
                                       Fund          Fund          Fund         Fund         Fund          Fund          Fund
-----------------------------------------------------------------------------------------------------------------------------------
December 31, 1997
ASSETS:
Allocated Investments, at
 fair value (Note 4)              $35,380,845   $34,711,812  $13,856,560   $1,766,271   $10,155,539    $6,622,703    $1,836,165
Unallocated Investments, at
 fair value (Note 4)                        -             -            -            -             -             -             -

Participant loans receivable                -             -            -            -             -             -             -

Interest-bearing cash                       -             -            -            -             -             -             -


-----------------------------------------------------------------------------------------------------------------------------------
Total assets                       35,380,845    34,711,812   13,856,560    1,766,271    10,155,539      6,622,703     1,836,165

-----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES:
Loan payable to General Re Corporation
                                            -             -            -            -             -             -             -
-----------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits
December 31, 1997                 $35,380,845   $34,711,812  $13,856,560   $1,766,271   $10,155,539    $6,622,703    $1,836,165
===================================================================================================================================

Number of shares or units             371,374       662,313      319,865      242,620       998,578       203,525        89,788

Net asset value per share or unit      $95.27        $52.41       $43.32        $7.28        $10.17        $32.54        $20.45


December 31, 1996
ASSETS:
Allocated Investments, at
 fair value (Note 4)              $30,860,025   $24,782,210  $11,421,815   $1,144,566    $9,852,933    $7,848,523      $354,756
Unallocated Investments, at
 fair value (Note 4)                        -             -            -            -             -             -             -

Participant loans receivable                -             -            -            -             -             -             -


-----------------------------------------------------------------------------------------------------------------------------------
Total assets                        30,860,025   24,782,210    11,421,815   1,144,566     9,852,933     7,848,523       354,756

-----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES:
Loan payable to General Re Corporation
                                             -            -             -           -             -             -             -
-----------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits
December 31, 1996                  $30,860,025   $24,782,210  $11,421,815   $1,144,566    $9,852,933    $7,848,523      $354,756
===================================================================================================================================

Number of shares or units              382,641       578,618      282,299      160,754       977,474       254,492        19,676

Net asset value per share or unit       $80.65        $42.83       $40.46        $7.12        $10.08        $30.84        $18.03
-----------------------------------------------------------------------------------------------------------------------------------





                                                 See Notes to Financial Statements
                                                                 4a




                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
             of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

   STATEMENTS OF NET ASSETS AVAILABLE for PLAN BENEFITS, with fund information
                           December 31, 1997 and 1996


-----------------------------------------------------------------------------------------------------------------------------------
                                                       Fidelity        Fidelity       Fidelity       Fidelity         Fidelity
                                       Fidelity          Asset           Asset        Emerging         Asset         Small Cap
                                       Balanced         Manager        Manager:        Markets       Manager:         Selector
                                         Fund            Fund         Growth Fund       Fund        Income Fund         Fund
-----------------------------------------------------------------------------------------------------------------------------------
December 31, 1997
ASSETS:
Allocated Investments, at
 fair value (Note 4)                  $2,434,320      $1,830,884     $ 3,163,938      $130,434        $334,106       $5,474,886
Unallocated Investments, at
 fair value (Note 4)                           -               -               -             -               -                -

Participant loans receivable                   -               -               -             -               -                -

Interest-bearing cash                          -               -               -             -               -                -


-----------------------------------------------------------------------------------------------------------------------------------
Total assets                           2,434,320       1,830,884       3,163,938       130,434         334,106        5,474,886
-----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES:
Loan payable to General Re Corporation         -               -               -             -               -                -

-----------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits
December 31, 1997                     $2,434,320      $1,830,884     $ 3,163,938      $130,434        $334,106       $5,474,886
===================================================================================================================================

Number of shares or units                159,418          99,776         171,209        13,587          27,431          343,684
Net asset value per share or unit         $15.27          $18.35          $18.48         $9.60          $12.18           $15.93


December 31, 1996
ASSETS:
Allocated Investments, at
fair value (Note 4)                   $1,888,213      $1,401,557      $1,782,166      $107,617        $174,841       $2,862,463
Unallocated Investments, at
fair value (Note 4)                            -               -               -             -               -                -

Participant loans receivable                   -               -               -             -               -                -


-----------------------------------------------------------------------------------------------------------------------------------
Total assets                           1,888,213       1,401,557       1,782,166       107,617         174,841        2,862,463
-----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES:
Loan payable to General Re Corporation         -               -               -             -               -                -

-----------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits
December 31, 1996                     $1,888,213      $1,401,557      $1,782,166      $107,617        $174,841       $2,862,463
===================================================================================================================================

Number of shares or units                134,106          85,098         109,001         6,475          15,060          211,096
Net asset value per share or unit         $14.08          $16.47          $16.35        $16.62          $11.61           $13.56
-----------------------------------------------------------------------------------------------------------------------------------






                                                 See Notes to Financial Statements
                                                                 5




                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
             of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

   STATEMENTS OF NET ASSETS AVAILABLE for PLAN BENEFITS, with fund information
                           December 31, 1997 and 1996


-----------------------------------------------------------------------------------------------------------------------------------
                                       Fidelity         Fidelity        Fidelity       Spartan
                                      Retirement       Retirement       Managed      U.S. Equity
                                     Money Market      Government        Income         Index
                                       Portfolio       Portfolio       Portfolio        Fund           Other           Total
-----------------------------------------------------------------------------------------------------------------------------------
December 31, 1997
ASSETS:
Allocated Investments, at
fair value (Note 4)                  $14,756,416       $4,581,184     $8,280,150     $8,653,942            -       $293,504,353


Unallocated Investments, at
 fair value (Note 4)                           -                -              -             -             -        268,142,758

Participant loans receivable                   -                -              -             -       7,076,227        7,076,227

Interest-bearing cash                          -                -              -             -             -            451,828


-----------------------------------------------------------------------------------------------------------------------------------
Total assets                          14,756,416        4,581,184      8,280,150      8,653,942       7,076,227      569,175,166
-----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES:
Loan payable to General Re Corporation         -                -              -             -               -       142,286,776

-----------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits
December 31, 1997                    $14,756,416       $4,581,184     $8,280,150     $8,653,942      $7,076,227     $426,888,390
===================================================================================================================================

Number of shares or units             14,756,416        4,581,184      8,280,150       247,397               -                -

Net asset value per share or unit          $1.00            $1.00          $1.00        $34.98               -                -



December 31, 1996
ASSETS:
Allocated Investments, at
 fair value (Note 4)                 $12,501,203       $1,138,786     $7,930,358    $5,277,244               -      $215,405,890


Unallocated Investments, a
 fair value (Note 4)                           -                -              -             -               -       209,974,134

Participant loans receivable                   -                -              -             -       6,521,305         6,521,305


-----------------------------------------------------------------------------------------------------------------------------------

Total assets                          12,501,203        1,138,786      7,930,358     5,277,244       6,521,305       431,901,329
-----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES:
Loan payable to General Re Corporation         -                -              -             -               -       144,286,347

-----------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits
December 31, 1996                    $12,501,203       $1,138,786     $7,930,358    $5,277,244      $6,521,305      $287,614,982
===================================================================================================================================

Number of shares or units             12,501,203        1,138,786      7,930,358       195,816               -                -

Net asset value per share or unit          $1.00            $1.00          $1.00        $26.95               -                -

-----------------------------------------------------------------------------------------------------------------------------------






                                                 See Notes to Financial Statements
                                                                 5a




                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
             of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                       STATEMENT of CHANGES in NET ASSETS
                          AVAILABLE for PLAN BENEFITS,
                          with fund information for the
                          year ended December 31, 1997


------------------------------------------------------------------------------------------------------------------------------------
                                       General Re    General Re                  PIMCO        PIMCO       Templeton
                                      Corporation    Corporation   Founders      Global        High      Developing       Janus
                                       Preferred      Unitized     Balanced       Bond        Yield        Markets      Worldwide
                                         Stock       Stock Fund      Fund         Fund         Fund         Trust         Fund
------------------------------------------------------------------------------------------------------------------------------------

Additions to net assets attributed to:
   Investment income:
     Net appreciation (depreciation)
       in fair value of investments    $92,578,839    $8,533,888   $(19,977)     $(4,792)      $19,374    $(468,150)      $434,970

     Interest                                    -       114,341      4,757          462         6,350        5,808         25,517

     Dividends                          10,541,433             -    221,836        3,813        51,433      113,668        563,514


------------------------------------------------------------------------------------------------------------------------------------
                                       103,120,272     8,648,229    206,616         (517)       77,157     (348,674)     1,024,001
------------------------------------------------------------------------------------------------------------------------------------

   Contributions:
     Participants'                              -      1,381,648    155,919       12,269        69,923      188,095       977,966

     Employer's                          4,804,628             -          -            -            -             -             -


   Loan repayments                              -        421,727     21,340          945        13,490       33,969       110,588

   Interest-bearing cash                        -        451,828          -            -             -            -             -

   National Re transfers in                     -              -  1,651,749            -             -            -       254,685


------------------------------------------------------------------------------------------------------------------------------------
   Total additions                    107,924,900     10,903,432   2,035,624       12,697      160,570     (126,610)    2,367,240
------------------------------------------------------------------------------------------------------------------------------------
Deductions from net assets attributed to:
   Benefits paid to participants        2,116,032      1,123,960      65,784           21      156,819      124,046        15,226

   Loans written                                -        658,594      28,758          170        5,311       15,488        79,724

   Administrative fee                           -

   Interest expense                    13,346,487              -           -            -            -            -             -


------------------------------------------------------------------------------------------------------------------------------------
   Total deductions                    15,462,519      1,782,554      94,542          191      162,130       139,534       94,950

------------------------------------------------------------------------------------------------------------------------------------

Net increase/(decrease) prior to
     interfund transfers               92,462,381     9,120,878    1,941,082       12,506       (1,560)     (266,144)   2,272,290
Interfund transfers                       (36,917)   (4,329,287)     211,477       (7,217)     230,754     1,335,715    3,131,649

------------------------------------------------------------------------------------------------------------------------------------
   Net increase / (decrease)           92,425,464     4,791,591    2,152,559        5,289      229,194     1,069,571    5,403,939

Net assets available for benefits:
Beginning of year                     128,763,144    26,654,213      590,052       55,185      347,913       568,709    2,785,185

------------------------------------------------------------------------------------------------------------------------------------

End of year                          $221,188,608   $31,445,804   $2,742,611      $60,474     $577,107    $1,638,280   $8,189,124

====================================================================================================================================





                                                 See Notes to Financial Statements
                                                                 6




                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
             of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                       STATEMENT of CHANGES in NET ASSETS
                          AVAILABLE for PLAN BENEFITS,
                          with fund information for the
                          year ended December 31, 1997


------------------------------------------------------------------------------------------------------------------------------------
                                                      Fidelity     Fidelity    Fidelity
                                        Fidelity      Equity -      Growth    Investment     Fidelity      Fidelity     Fidelity
                                        Magellan       Income      Company       Grade     Intermediate    Overseas    Real Estate
                                          Fund          Fund         Fund      Bond Fund    Bond Fund        Fund         Fund
------------------------------------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
     Net appreciation (depreciation) in fair
         value of investments            $5,275,937   $5,777,868     $814,099     $32,594        $90,037     $456,629      $159,995
     Interest                                98,177       70,833       48,194       4,792         23,935       32,898         4,707
     Dividends                            2,294,421    1,875,624    1,321,226      87,678        631,411      330,341       100,734
------------------------------------------------------------------------------------------------------------------------------------
                                          7,668,535    7,724,325    2,183,519     125,064        745,383      819,868       265,436
------------------------------------------------------------------------------------------------------------------------------------

   Contributions:
     Participants'                        1,648,698    1,678,016    1,303,147     133,352        534,733      556,860       220,438
     Employer's                                   -            -            -           -              -            -             -


   Loan repayments                          297,188      231,927      188,869      17,220         80,011       95,647        11,238

   Interest-bearing cash                          -            -            -           -              -            -             -

   National Re transfers in                 225,488    2,156,979            -     208,164              -            -             -

------------------------------------------------------------------------------------------------------------------------------------

Total additions                           9,839,909   11,791,247    3,675,535     483,800      1,360,127    1,472,375       497,112
------------------------------------------------------------------------------------------------------------------------------------


Deductions from net assets attributed to:
   Benefits paid to participants          1,820,917    1,671,285      892,066      38,774        239,196      770,066         4,018

   Loans written                            364,476      241,110      149,904      19,975         78,478       97,936         2,978

   Administrative fee                         2,278        1,886          225         202            858          128           730

   Interest expense                               -            -            -           -              -            -             -


------------------------------------------------------------------------------------------------------------------------------------

Total deductions                          2,187,671    1,914,281    1,042,195      58,951        318,532      868,130         7,726
------------------------------------------------------------------------------------------------------------------------------------

Net increase/(decrease) prior to
    interfund transfers                   7,652,238    9,876,966    2,633,340     424,849      1,041,595      604,245       489,386

Interfund transfers                      (3,131,418)      52,636     (198,595)    196,856       (738,989)  (1,830,065)      992,023


------------------------------------------------------------------------------------------------------------------------------------
   Net increase / (decrease)              4,520,820    9,929,602    2,434,745     621,705        302,606   (1,225,820)    1,481,409


Net assets available for benefits:
Beginning of year                        30,860,025   24,782,210   11,421,815   1,144,566      9,852,933    7,848,523       354,756


====================================================================================================================================
End of year                             $35,380,845  $34,711,812  $13,856,560  $1,766,271    $10,155,539   $6,622,703    $1,836,165
====================================================================================================================================





                                                 See Notes to Financial Statements
                                                                 6a





                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
             of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                       STATEMENT of CHANGES in NET ASSETS
                          AVAILABLE for PLAN BENEFITS,
                          with fund information for the
                          year ended December 31, 1997


------------------------------------------------------------------------------------------------------------------------------------
                                                                                  Fidelity                  Fidelity     Fidelity
                                                                   Fidelity        Asset       Fidelity      Asset        Small
                                                      Fidelity       Asset        Manager:     Emerging     Manager:       Cap
                                                      Balanced      Manager        Growth       Markets      Income      Selector
                                                        Fund         Fund           Fund         Fund         Fund         Fund
------------------------------------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
     Net appreciation (depreciation) in fair
      value of investments                             $140,130      $158,227       $226,104   $(81,131)      $10,050     $478,936

     Interest                                             7,479         9,332         11,895        588         2,299       15,576

     Dividends                                          283,422       156,828        329,001      2,879        19,789      378,093

------------------------------------------------------------------------------------------------------------------------------------

                                                        431,031       324,387        567,000    (77,664)       32,138      872,605
------------------------------------------------------------------------------------------------------------------------------------

   Contributions:
     Participants'                                      198,441       185,221       325,328      67,679        77,624      424,159

     Employer's                                               -             -             -           -             -            -


   Loan repayments                                       27,536        27,845         47,972      5,416         6,080       42,972

   Interest-bearing cash                                      -             -              -          -             -            -

   National Re transfers in                                   -        81,813        328,541          -        65,996    1,091,331

------------------------------------------------------------------------------------------------------------------------------------

Total additions                                         657,008       619,266    1,268,841       (4,569)      181,838    2,431,067
------------------------------------------------------------------------------------------------------------------------------------


Deductions from net assets attributed to:
   Benefits paid to participants                         45,243        99,256       13,154          898         8,072      435,484

   Loans written                                         49,909        37,107       48,411        2,793         8,743       57,827

   Administrative fee                                       495             -            -          801             -        1,214

   Interest expense                                           -             -            -            -             -            -


------------------------------------------------------------------------------------------------------------------------------------

  Total deductions                                       95,647       136,363       61,565        4,492        16,815      494,525
------------------------------------------------------------------------------------------------------------------------------------

Net increase/(decrease) prior to
    interfund transfers                                 561,361       482,903    1,207,276       (9,061)      165,023    1,936,542

Interfund transfers                                     (15,254)      (53,576)     174,496       31,878        (5,758)     675,881

------------------------------------------------------------------------------------------------------------------------------------

   Net increase / (decrease)                            546,107       429,327    1,381,772        22,817      159,265    2,612,423

Net assets available for benefits:
Beginning of year                                     1,888,213     1,401,557    1,782,166       107,617      174,841    2,862,463


====================================================================================================================================
End of year                                          $2,434,320    $1,830,884   $3,163,938      $130,434     $334,106   $5,474,886
====================================================================================================================================





                                                 See Notes to Financial Statements
                                                                 7




                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
             of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                       STATEMENT of CHANGES in NET ASSETS
                          AVAILABLE for PLAN BENEFITS,
                          with fund information for the
                          year ended December 31, 1997


------------------------------------------------------------------------------------------------------------------------------------
                                                      Fidelity                                Spartan
                                                     Retirement    Fidelity     Fidelity        U.S.
                                                       Money      Retirement     Managed       Equity
                                                       Market     Government     Income        Index
                                                     Portfolio    Portfolio     Portfolio       Fund        Other        Total
------------------------------------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
     Net appreciation (depreciation) in fair
     value of investments                                   -             -            -     $1,792,643        -       $116,406,270


     Interest                                          29,905         4,664       31,528         22,852        -            576,889

     Dividends                                        709,983       143,448      465,863        183,671        -         20,810,109

------------------------------------------------------------------------------------------------------------------------------------

                                                      739,888       148,112      497,391      1,999,166        -        137,793,268
------------------------------------------------------------------------------------------------------------------------------------

   Contributions:
     Participants'                                    695,505        63,432      428,883        742,273        -         12,069,609

     Employer's                                             -             -            -              -        -          4,804,628


   Loan repayments                                     81,919        12,172       99,293         57,461  (1,932,825)              -

   Interest-bearing cash                                    -             -            -              -         -           451,828


National Re transfers in                                    -     2,991,721            -              -     235,626       9,292,093
------------------------------------------------------------------------------------------------------------------------------------
   Total additions                                  1,517,312     3,215,437    1,025,567      2,798,900  (1,697,199)    164,411,426

------------------------------------------------------------------------------------------------------------------------------------


Deductions from net assets attributed to:
   Benefits paid to participants                      439,366       284,344      440,637        846,052     129,477      11,780,193

   Loans written                                      223,318        20,212      128,046         62,330  (2,381,598)              -

   Administrative fee                                   2,955           360        1,491             15           -          13,638

   Interest expense                                         -             -            -              -           -      13,346,487


------------------------------------------------------------------------------------------------------------------------------------

   Total deductions                                   665,639       304,916      570,174        908,397  (2,252,121)     25,140,318
------------------------------------------------------------------------------------------------------------------------------------

Net increase/(decrease) prior to interfund transfers  851,673     2,910,521      455,393      1,890,503     554,922     139,271,108

Interfund transfers                                 1,403,540       531,877     (105,601)     1,486,195           -           2,300


------------------------------------------------------------------------------------------------------------------------------------
   Net increase / (decrease)                        2,255,213     3,442,398      349,792      3,376,698     554,922     139,273,408


Net assets available for benefits:
Beginning of year                                  12,501,203     1,138,786    7,930,358      5,277,244   6,521,305     287,614,982


------------------------------------------------------------------------------------------------------------------------------------
End of year                                       $14,756,416    $4,581,184   $8,280,150     $8,653,942  $7,076,227    $426,888,390

====================================================================================================================================

                       See Notes to Financial Statements
                                       7a


                  EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF
              GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS



1.   Description of Plan

     The following description of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its domestic subsidiaries (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan covering employees of General Re Corporation and Its Domestic Subsidiaries (the "Company") who complete a twelve-month period of not less than one thousand hours of service ("Company Service"). The Plan allows employees of the Company to make after tax contributions as well as tax deferred contributions to the Plan as permitted under Internal Revenue Code Section 401(k). In addition, the Company contributes an amount (the "Company match") related to the amount of employee investment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Employee Stock Ownership Plan - In July 1989, the Company established a leveraged Employee Stock Ownership Plan ("ESOP") which is designed to comply with Section 4975(a)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the "Code") and is subject to the applicable provisions of ERISA, as amended. The Plan entered into a $150,000,000 term loan agreement with the Plan sponsor, General Re Corporation. The agreement provides for the loan to be repaid to the Company by 2014. The loan bears interest at 9.25%. Both the principal and interest payments on the loan are due annually. The proceeds of this borrowing were used by the ESOP to purchase 1,754,386 shares of 7-1/4% cumulative convertible preferred stock (Preferred Stock) of General Re Corporation. All Preferred Stock outstanding is held by the ESOP and is convertible into common stock on a one-for-one basis. Preferred Stock must be converted or redeemed into common stock or cash upon the participant's withdrawal from the Plan.

     The Preferred Stock is held by the ESOP trustee as collateral for the loan from the Company. The Company is obligated to make contributions in cash to the ESOP which, together with the dividend on the Preferred Stock, equal the amount necessary to enable the plan to make its regularly scheduled payments of principal and interest due on its term loan. As interest and principal are repaid, a portion of the Preferred Stock is allocated to participating employees. At a minimum, principal and interest payments are sufficient to provide for allocation of Preferred Stock to meet the requirements for the Company match under the Plan.
     The borrowing is collateralized by the unallocated shares of stock and is

                  EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF
              GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

                    NOTES TO FINANCIAL STATEMENTS (continued)



     guaranteed by the Company. The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan for the years 1997 and 1996 present separately the assets and changes therein pertaining to:

           (a) the accounts of employees  with vested rights in allocated  stock
           (Allocated)   and  (b)  stock   not  yet   allocated   to   employees
           (Unallocated).

     During 1997, the Plan received a dividend on the Preferred Stock of $10,541,433 and a Company contribution of $4,804,628. The Plan paid $13,346,487 in interest expense. In 1997 and 1996, shares allocated to employees were 50,336 and 50,697, respectively, net of retired shares of 11,676 and 12,129, respectively. There were 1,254,293 and 1,316,452 shares of unallocated Preferred Stock at December 31, 1997 and 1996, respectively. The current balance of the loan payment to the Company is $142,286,776. The fair value of the loan payable is estimated using discounted cash flow analyses, based on the Corporation's current incremental borrowing rates for similar types of arrangements and was $182,675,589 at December 31, 1997. The scheduled amortization of the loan for the next five years and thereafter is as follows:

                          1998                       $   1,652,058
                          1999                       $   1,852,693
                          2000                       $   2,069,445
                          2001                       $   2,305,497
                          2002 & thereafter          $ 134,407,083

     Contributions - Participants may contribute a maximum of 16% of their base salary and allocate their investment among any of the Plan's funds. However, the Internal Revenue Code limitation on employee salary deferral (401(k)) contributions during 1997 was $9,500. The Company match is 100% of an employee's contribution up to 6% of the employee's basic salary. In January 1997, each participant received an additional employer contribution of four preferred shares which was approved by the Trustees of the Plan.

     Participant Accounts - Each participant's account is credited with the participant's contribution and an allocation of the Company match, Plan earnings and forfeitures of terminated participants' earnings or account balances, as defined. Forfeitures, which are included in transfers from other funds were $143,858 during 1997. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participant accounts are valued on the last business day of each calendar quarter.

     Vesting - All employee contributions become vested immediately. By government restriction, an employee is not allowed to withdraw Company match amounts that have not been in his/her account for at least two years. While actively employed, an employee

                  EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF
              GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

                    NOTES TO FINANCIAL STATEMENTS (continued)



     becomes 50%, 75%, and 100% vested in the value of the Company match after 2, 3 and 4 years, respectively, of Company service.

     Transfers - With the exception of the Fidelity Managed Income Portfolio which may be changed on a monthly basis, participants are permitted to change the investment of their interests in any of the funds on a daily basis subject to certain limits.

     Loans - The Plan allows participants to borrow from the "before tax" and "rollover" portions of their respective accounts. Loans may not exceed the lesser of one half of the participant's vested account balance or $50,000. Nonresidence loans are written for periods of 6 to 54 months. The Plan also allows loans granted for purchases of principal residences to be repaid over a 30-year period. A fixed interest rate of the prime rate plus one percent calculated at the inception of the loan is charged over the life of the loan. The interest rates ranged from 8.5% to 9.5% for 1997 and were 9.25% to 9.75% for 1996. Interest and principal repayments are credited directly to the borrower's respective account and are repaid in monthly installments by payroll deductions. Loan balances outstanding are reflected as assets of the Plan. Market valuations are not readily determinable for participant loans due to the multitude of interest rates and terms of the various loans.


2.   Investment Funds of the Plan

     The Plan has an agreement with Fidelity Management Trust Company to perform record keeping and investment management functions for the Plan. Certain members of the Company's Board of Directors are also trustees of the Fidelity Group of Mutual Funds.

     A description of the investment funds of the Plan, as set forth in each Fund's prospectus, at December 31, 1997 is as follows:

     o   General Re Corporation Unitized Stock Fund

         The General Re Corporation Unitized Stock Fund is a growth fund. The Fund seeks substantial long-term growth of capital by investing exclusively in General Re Corporation common stock. Participants have full voting rights for the shares of General Re Corporation common stock in their accounts.

     o   Founders Balanced Fund

         The Founders Balanced Fund is a growth and income fund. The Fund focuses on common stocks with the potential for capital growth as well as increased dividends. It invests in a broad variety of dividend paying common stocks, both domestic and abroad, U.S. and foreign government obligations and a variety of corporate bonds.

                  EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF
              GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

                    NOTES TO FINANCIAL STATEMENTS (continued)



     o   PIMCO Global Bond Fund

         The PIMCO Global Bond Fund invests between 25% and 75% of its assets in foreign bonds with the remainder invested in U.S. bonds. Investments in bonds of emerging markets are also allowed but are limited by a 10% maximum allocation to below investment grade securities. The Fund's objective is to provide high total return that exceeds the aggregate of major world bond markets.

     o   PIMCO High Yield Fund

         The PIMCO High Yield Fund is an income fund. The Fund invests in primarily U.S. dollar denominated bonds of domestic and foreign issuers rated below investment grade but at least at B. It focuses its investments on the relatively higher quality securities within the junk bond ratings.

     o   Templeton Developing Markets Trust

         The Templeton Developing Markets Trust is a growth-fund. The Trust invests primarily in common stocks of companies in developing markets and focuses on those developing market countries in which it believes the economies are developing strongly.

     o   Janus Worldwide Fund

         The Janus Worldwide Fund is a growth fund. The Fund invests primarily in common stocks of foreign and domestic companies. It has the flexibility to invest on a worldwide basis, in companies and organizations of any size. The Fund normally invests in issuers from at least five different countries.
 .
     o   Fidelity Magellan Fund

         The Fidelity Magellan Fund is an aggressive growth fund. The Fund seeks long-term capital appreciation by investing in the stocks of both well-known and lesser-known companies with above-average growth potential and a correspondingly higher level of risk.

                  EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF
              GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

                    NOTES TO FINANCIAL STATEMENTS (continued)



     o   Fidelity Equity-Income Fund

         The Fidelity Equity-Income Fund is a growth and income fund. The Fund seeks a yield that exceeds the composite yield of the Standard & Poor's 500 Index, and considers the potential for capital appreciation when selecting fund investments. The Fund invests primarily in common stocks but can also invest in bonds and convertible securities. Dividend amounts will vary depending on the yields of the securities held in the portfolio.

     o   Fidelity Growth Company Fund

         The Fidelity Growth Company Fund is a growth fund. It seeks long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks. It may invest in companies of any size with above-average growth potential or companies that appear undervalued relative to their potential return.

     o   Fidelity Investment Grade Bond Fund

         The Fidelity Investment Grade Bond Fund (previously, the Flexible Bond Portfolio) is an income fund. It seeks a high rate of current income consistent with reasonable risk. It invests in a broad range of fixed income securities. The Fund also seeks to protect investors' capital as well as take advantage of opportunities to realize capital appreciation, where appropriate.

     o   Fidelity Intermediate Bond Fund

         The Fidelity Intermediate Bond Fund is an income fund. The Fund seeks a high level of current income. The Fund invests in high and upper-medium grade corporate bonds rated A or better with intermediate maturities, mortgage securities, bank obligations, and U.S. Government and agency securities. The Fund's average portfolio maturity ranges between three and ten years.

     o   Fidelity Overseas Fund

         The Fidelity Overseas Fund is an aggressive growth fund. The Fund seeks growth of capital over the long term. The Fund invests primarily in foreign securities, including common stock and securities convertible into common stock, as well as debt instruments.

                  EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF
              GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

                    NOTES TO FINANCIAL STATEMENTS (continued)



     o   Fidelity Real Estate Fund

         The Fidelity Real Estate Fund seeks to provide an above average level of income, capital growth over time and a yield that exceeds that of the S&P 500. The Fund invests primarily in stocks of domestic and foreign companies in the real estate industry. As a result, its investments are sensitive to conditions in real estate values, property taxes, overbuilding and interest rates.

     o   Fidelity Balanced Fund

         The Fidelity Balanced Fund is a growth and income fund. It seeks the highest amount of income possible while preserving principal by investing in investment grade or higher bonds and high-yielding securities.

     o   Fidelity Asset Manager Fund

         The Fidelity Asset Manager Fund seeks high total return with reduced risk over the long-term. Its assets are allocated among and across domestic and foreign equities, bonds and short-term instruments. The Fund's assets are gradually shifted to take advantage of the outlook for market conditions.

     o   Fidelity Asset Manager:  Growth Fund

         The Fidelity Asset Manager: Growth Fund seeks to maximize total return over the long-term by allocating its assets among stocks, bonds, short-term instruments and other investments. The Fund allocates its assets among three principal asset classes: stocks, bonds, and short-term instruments. It may invest in many types of domestic and foreign securities.

         The flexible approach to diversification allows the Fund to take advantage of a wide variety of investment options in pursuit of high total return but with reduced risk from allocating its investments among the asset classes.

     o   Fidelity Emerging Markets Fund

         The Fidelity Emerging Markets Fund is an international growth fund. The Fund invests primarily in stocks of small and medium sized developing companies with the potential to grow rapidly in earnings or revenues.

                  EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF
              GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

                   NOTES TO FINANCIAL STATEMENTS (continued)



     o   Fidelity Asset Manager:  Income Fund

         The Fidelity Asset Manager: Income Fund seeks a high level of current income by maintaining a diversified portfolio of stocks, bonds, short-term instruments, and other investments. The Fund emphasizes investment in bonds and short-term instruments for income and price stability, but allows some investment in stocks for their potential to grow and keep pace with inflation. The asset mix is designed to provide a relatively conservative asset allocation across various market conditions.

     o   Fidelity Small Cap Selector Fund

         The  Fidelity   Small  Cap  Selector  Fund  seeks   long-term   capital
         appreciation. Using proprietary computer models and fundamental research, the Fund invests in all types of equity securities issued by companies with small market capitalizations. These companies may include start-ups with good potential, firms that have recently gone public, or companies that operate in small industries or regional markets. The Fund may also invest a portion of its assets in stock issued by companies with larger market capitalizations.

     o   Fidelity Retirement Money Market Portfolio

         The Fidelity Retirement Money Market Portfolio is a money market fund. The Portfolio seeks as high a level of current income as is consistent with the preservation of capital and liquidity. It invests in high-quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers. The Portfolio's objective is to be a conservative, low-risk investment.

     o Fidelity Retirement Government Money Market Portfolio

         The Fidelity Retirement Government Money Market Portfolio is a money market fund. It seeks as high a level of current income as is consistent with the preservation of principal and liquidity. It invests in obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, and in repurchase agreements secured by these obligations. The Portfolio's objective is to be a conservative, relatively low-risk investment.

     o   Fidelity Managed Income Portfolio

         The Fidelity Managed Income Portfolio (previously, the GIC Open-End Portfolio) seeks preservation of capital and a competitive level of income over time. The Portfolio

                  EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF
              GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

                    NOTES TO FINANCIAL STATEMENTS (continued)



         purchases  high-quality,   short  and  long-term  investment  contracts
         (GICs), bank investment contracts, short-term money market instruments, and "synthetic" GICs (debt obligations issued by one institution and insured by another as to payment of interest and return of principal at maturity). While the Company has not expressed any intention to do so, termination prior to maturity of the GICs would result in certain penalties. The participants are exposed to credit loss in the event of nonperformance by the companies with whom the guaranteed insurance contracts are placed. However, the plan administrator does not anticipate nonperformance by these companies.

     o   Spartan U.S. Equity Index Fund

         The Spartan  U.S.  Equity  Index Fund is a growth and income  fund.  It
         seeks   investment   results  that   correspond  to  the  total  return
         performance of the S&P 500 Index, which is comprised of common stocks.

     The number of employees participating in each fund of the Plan at December 31, 1997 and 1996 are as follows:

                                                             1997       1996
     General Re Corporation Preferred Stock                 2,307      2,118
     General Re Corporation Unitized Stock Fund             1,185      1,202
     Founders Balanced Fund                                   185         55
     PIMCO Global Bond Fund                                    19         11
     PIMCO High Yield Fund                                     55         18
     Templeton Developing Markets Trust                       170         45
     Janus Worldwide Fund                                     567        203
     Fidelity Magellan Fund                                 1,313      1,322
     Fidelity Equity-Income Fund                            1,231      1,034
     Fidelity Growth Company Fund                             815        709
     Fidelity Investment Grade Bond Fund                      201        169
     Fidelity Intermediate Bond Fund                          616        634
     Fidelity Overseas Fund                                   653        686
     Fidelity Real Estate Fund                                168         35
     Fidelity Balanced Fund                                   265        244
     Fidelity Asset Manager Fund                              149        104
     Fidelity Asset Manager:  Growth Fund                     246        164
     Fidelity Emerging Markets Fund                            59         18
     Fidelity Asset Manager:  Income Fund                      72         45
     Fidelity Small Cap Selector Fund                         397        269
     Fidelity Retirement Money Market Portfolio               974        976
     Fidelity Retirement Government Money Market Portfolio    203         93
     Fidelity Managed Income Portfolio                        507        518
     Spartan US Equity Index Fund                             486        298

                  EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF
              GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

                    NOTES TO FINANCIAL STATEMENTS (continued)



3.   Summary of Significant Accounting Policies

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of change in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates. The following summarizes the Plan's significant accounting policies:

     Investments - Investments in mutual, money market and common collective trust shares are valued based on reported net asset values. Investments in GICs are reported at contract value. Investments in stocks traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The financial statements include securities valued at $363,475,384 and $273,049,491 at December 31, 1997 and 1996, respectively, (64% and 63% of total assets of the Plan, respectively) whose values have been estimated by the trustees of the Plan in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material. It is at least reasonably possible that a change in the estimate will occur in the near term that may have a material effect on the financial statements.

     The Plan presents in the statement of changes in net assets the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation on those investments.

     Purchases and sales of investments are recorded as of the trade date. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

     Participant loans are carried at unpaid principal. Interest income on the loans is recorded as earned on an accrual basis.

     Contributions - Contributions from the employees and the employer are recorded in the period in which the payroll deductions are made from Plan participants' paychecks.

     Employer contributions to the General Re Corporation Preferred Stock Fund are made in shares of Preferred Stock.

                  EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF
              GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

                    NOTES TO FINANCIAL STATEMENTS (continued)



     Expenses - The management and service fees of the Fidelity Group of Mutual Funds are charged to operations of the respective funds. Certain administrative expenses, primarily consulting and auditing fees, are paid by the Company.


4.   Investments

     Investments held by the Plan at December 31, 1997 and 1996 are summarized as follows:

                                                                 1997                                 1996
                                                     ------------------------------      -----------------------------

                                                       Revalued          Fair               Revalued          Fair
                                                       Cost              Value               Cost             Value
     Founders Balanced Fund                           $2,779,506        $2,742,611           $600,812         $590,052
     PIMCO Global Bond Fund                               63,456            60,474             56,236           55,185
     PIMCO High Yield Fund                               560,729           577,107            342,459          347,913
     Templeton Developing Markets Trust                2,050,682         1,638,280            558,132          568,709
     Janus Worldwide Fund                              7,967,879         8,189,124          2,872,035        2,785,185
     Fidelity Magellan Fund                           26,917,703        35,380,845         26,473,166       30,860,025
     Fidelity Equity Income Fund                      23,736,789        34,711,812         18,533,585       24,782,210
     Fidelity Growth Company Fund                     11,779,210        13,856,560          9,597,662       11,421,815
     Fidelity Investment Grade Bond Fund               1,753,319         1,766,271          1,168,813        1,144,566
     Fidelity Intermediate Bond Fund                  10,175,540        10,155,539          9,976,802        9,852,933
     Fidelity Overseas Fund                            5,793,052         6,622,703          7,042,937        7,848,523
     Fidelity Real Estate Fund                         1,656,835         1,836,165            310,617          354,756
     Fidelity Balanced Fund                            2,205,532         2,434,320          1,756,797        1,888,213
     Fidelity Asset Manager Fund                       1,627,129         1,830,884          1,316,876        1,401,557
     Fidelity Asset Manager:  Growth Fund              2,870,162         3,163,938          1,648,805        1,782,166
     Fidelity Emerging Markets Fund                      204,002           130,434            109,648          107,617
     Fidelity Asset Manager:  Income Fund                322,151           334,106            172,096          174,841
     Fidelity Small Cap Selector Fund                  4,955,074         5,474,886          2,633,134        2,862,463
     Fidelity Retirement Money
      Market Portfolio                                14,756,416        14,756,416         12,501,203       12,501,203
     Fidelity Retirement Government
      Money Market Portfolio                           4,581,184         4,581,184          1,138,786        1,138,786
     Fidelity Managed Income Portfolio                 8,280,150         8,280,150*         7,930,358        7,930,358*
     Spartan U.S. Equity Index Fund                    6,263,805         8,653,942          4,318,280        5,277,244
     General Re Corporation Preferred Stock          145,369,751       363,475,384        146,368,049      273,049,491
     General Re Corporation Unitized Stock Fund       16,265,626        31,445,804         17,469,695       26,654,213
                                                   -------------     -------------      -------------    -------------

       Total                                        $302,935,682      $562,098,939       $274,896,983     $425,380,024
                                                    ============      ============       ============     ============

* The Fidelity Managed Income Portfolio includes GICs which are reported at contract value rather than fair value.
   (See Note 3.)


                  EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF
              GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

                    NOTES TO FINANCIAL STATEMENTS (continued)



     The cost basis of nonresidence participant loans was $3,240,117 and $3,038,329 at December 31, 1997 and 1996, respectively, and the cost basis of participant loans for the purchase of a principal residence was $3,836,110 and $3,482,976 at December 31, 1997 and 1996, respectively.

     During 1997, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $116,406,270 as follows:

                                       Net Change in Fair Value
                                                                  Year Ended
     Investments at Fair Value                                 December 31, 1997
     -------------------------                                 -----------------
     Founders Balanced Fund                                          ($19,977)
     PIMCO Global Bond Fund                                            (4,792)
     PIMCO High Yield Fund                                             19,374
     Templeton Developing Markets Trust                              (468,150)
     Janus Worldwide Fund                                             434,970
     Fidelity Magellan Fund                                         5,275,937
     Fidelity Equity Income Fund                                    5,777,868
     Fidelity Growth Company Fund                                     814,099
     Fidelity Investment Grade Bond Fund                               32,594
     Fidelity Intermediate Bond Fund                                   90,037
     Fidelity Overseas Fund                                           456,629
     Fidelity Real Estate Fund                                        159,995
     Fidelity Balanced Fund                                           140,130
     Fidelity Asset Manager Fund                                      158,227
     Fidelity Asset Manager:  Growth Fund                             226,104
     Fidelity Emerging Markets Fund                                   (81,131)
     Fidelity Asset Manager:  Income Fund                              10,050
     Fidelity Small Cap Selector Fund                                 478,936
     Fidelity Retirement Money
      Market Portfolio                                                      0
     Fidelity Retirement Government
      Money Market Portfolio                                                0
     Fidelity Managed Income Portfolio*                                     0
     Spartan U.S. Equity Index Fund                                 1,792,643
     General Re Corporation Unitized Stock Fund                     8,533,888

     Investments at Estimated Fair Value
     General Re Corporation Preferred Stock                        92,578,839

       Total                                                     $116,406,270


   * The Fidelity Managed Income Portfolio includes GICs which are reported at contract value rather than fair value.(See Note 3.)

                  EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF
              GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

                    NOTES TO FINANCIAL STATEMENTS (continued)



     Realized gains from securities transactions were $7,783,223 during 1997. At December 31, 1997 and December 31, 1996, the Fidelity Magellan Fund, Fidelity Equity Income Fund, General Re Corporation Preferred Stock and General Re Corporation Unitized Stock Fund, each exceeded 5% of the net assets available for plan benefits.


5.   Plan Termination

     The Company intends to continue the Plan indefinitely but reserves the right to suspend contributions temporarily or to amend or terminate the Plan. If the Plan were to be terminated, all members would become fully vested, and all the Plan assets would be used solely to provide the benefits payable to employees and their beneficiaries.


6.   Tax Status

     The Plan obtained its latest determination letter on April 28, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The determination letter is subject to the Plan's adoption of the proposed amendments submitted to the Internal Revenue Service in letters dated March 21, 1995 and April 17, 1995, which were adopted in 1995. The Plan has been amended since receiving the determination letter. However, there were no amendments during 1997.

     The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


7.  National Reinsurance Corporation Transfers

     In September 1997, approximately $9.3 million was transferred from the former National Reinsurance Corporation ("National Re") 401(K) Savings Plan into the Plan. The accounts of the former National Re employees were initially allocated to Plan funds that were similar to those available under their previous plan. The employees were then allowed to change the investment of their interest in any of the funds in accordance with the terms of the Plan. (See Note 2.)


8.   Berkshire Hathaway Merger

     On June 19, 1998 it was announced that General Re Corporation and Berkshire Hathaway, Inc. had reached a definitive agreement to merge, subject to receiving regulatory approvals.

                  EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF
              GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

                              SUPPLEMENTAL SCHEDULE
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              at December 31, 1997

  Number of                                            Historical       Current
   Shares      Description                                Cost           Value
                                                           (1)
              Mutual Funds
    241,640   Founders Balanced Fund                                 $2,742,611
      6,273   PIMCO Global Bond Fund                                     60,474
     50,009   PIMCO High Yield Fund                                     577,107
    126,606   Templeton Developing Markets Trust                      1,638,280
    216,758   Janus Worldwide Fund                                    8,189,124
    371,374   Fidelity Magellan Fund                                 35,380,845
    662,313   Fidelity Equity Income Fund                            34,711,812
    319,865   Fidelity Growth Company Fund                           13,856,560
    242,620   Fidelity Investment Grade Bond Portfolio                1,766,271
    998,578   Fidelity Intermediate Bond Fund                        10,155,539
    203,525   Fidelity Overseas Fund                                  6,622,703
     89,788   Fidelity Real Estate Fund                               1,836,165
    159,418   Fidelity Balanced Fund                                  2,434,320
    247,397   Spartan U.S. Equity Index Fund                          8,653,942
     99,776   Fidelity Asset Manager Fund                             1,830,884
    171,209   Fidelity Asset Manager:  Growth Fund                    3,163,938
     13,587   Fidelity Emerging Markets Fund                            130,434
     27,431   Fidelity Asset Manager:  Income Fund                      334,106
    343,684   Fidelity Small Cap Selector Fund                        5,474,886

              Money Market Funds
 14,756,416   Fidelity Retirement Money                              14,756,416
              Market Portfolio
  4,581,184   Fidelity Retirement Government                          4,581,184
              Money Market Portfolio
              Common/Collective Trusts
  8,280,150   Fidelity Managed Income Portfolio                       8,280,150

              Preferred Stocks
  1,700,231   General Re Corporation                                363,475,384

              Common Stocks
  2,117,345   General Re Corporation Unitized Stock Fund             30,993,976

              Interest-bearing Cash                                     451,828

              Participant Loans
              Residence, at cost                                      3,836,110
              Nonresidence, at cost                                   3,240,117

              Total                                                $569,175,166

(1) The record keeper has informed the Plan's management that it is not possible for the record keeper to provide historical cost.

    The accompanying notes are an integral part of the supplemental schedule.
                                       20